Corporate Law Solutions
                         A Professional Law Corporation
[LOGO] CLS
                               Gregory W. Preston,
                                      Esq.
                                Managing Director

 2112 Business Center Dr., 2nd Floor                  Direct Dial: 949.252.9252
 Irvine, California 92612-7135                        Facsimile: 949.757.0667

                          Email: gpreston@corp-law.com

                                                                    May 20, 2005

Via Federal Express
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549

ATTN:  Elaine Wolff, Branch Chief

      Re:   Point Center Mortgage Fund I, LLC
            Amendment No. 3 to Registration Statement
            on Form S-11--Registration No. 333-118871
            -----------------------------------------

Dear Ms. Wolff:

      On behalf of Point  Center  Mortgage  Fund I, LLC (the  "Fund"),  enclosed herewith in connection with the filing today via EDGAR of Amendment No. 3 ("Amendment No. 3") to the Fund's Registration Statement on Form S-11 Registration No. 333-118871 (the "Registration Statement"), please find the following:

            One (1) conformed copy of Amendment No. 3 that (i) has been marked to show changes from Amendment No. 2 to the Registration Statement ("Amendment No. 2"), and (ii) cross-references the changes in response to the numbered comments to the Amendment No. 2 that are set forth in the letter of the staff of the Securities and Exchange Commission (the "Staff") dated May 5, 2005 (the "Comment Letter").

      In addition, under separate cover, you will be receiving the following from Vintage Filings, LLC:

      1.    Five (5) conformed copies of Amendment No. 3;

      2. Five (5) additional conformed copies of Amendment No. 3 which have been marked to show changes from the Registration Statement.

      The Fund currently expects to request effectiveness on or about May 31, 2005. As soon as a definitive determination has been made, the appropriate acceleration request will be forwarded to you.

      The following responses have been numbered to correspond to the paragraph numbers set forth in the Staff's Comment Letter. General

      1. This response letter and all future correspondences will be filed on EDGAR.

      2. The offering is not "delayed offering", rather it is a "best efforts offering" with a price that is fixed at $1,000 per unit during the "blind pool" period. Only after the Fund has made loans that are accruing income and expense, will the offering price be adjusted to reflect the book value of the units. We intend to file a prospectus supplement to announce changes in the offering price in the same manner as did Vestin Fund III, LLC (Registration No. 333-105017), please see, e.g., its filing under Rule 424(b)(3) on November 10, 2004.

      3. The requested revisions have been made in the in the share table on the cover of the Registration Statement and on the cover of the prospectus to indicate the amount of units that are being offered pursuant to the distribution reinvestment plan.

      4. We again, respectfully, wish to again ask for relief from the disclosure requirements of Guide 5, for the following reasons:

      (i) While the offering, at its outset, will be a "blind pool" it is the Fund's belief that during a substantial majority of the 2-year offering period, specified loans will be disclosed via prospectus supplements and investors will be reviewing loan portfolio disclosures prior to their decision to purchase units. This belief is founded on proven ability of Point Center Financial, Inc., the Fund's manager ("PCF"), to raise capital and originate loans. In fact during the first quarter of 2005, PCF has originated in excess of $80,000,000 of loans funded with private equity.

      (ii) The automated accounting/computerized loan servicing programs of PCF are not configured to generate the types of information breakdowns for the loan portfolios of the prior programs that Guide 5 requests. It would require the manual review of over 400 loans to produce the 10 year narrative disclosures and over 150 loans to produce the 3 year tabular disclosures. Clearly, this would be a substantial hardship on the management personnel of PCF, and it would also not be reasonably practicable that such a review could take place during normal working hours. Therefore, Guide 5 compliance would cause a substantial delay in the Fund's ability to commence this offering. Please recall that PCF has and will continue to absorb 100% of the costs of the Fund's offering.

      (iii) The Fund and PCF are concerned that the more detailed information required by Guide 5 could create investor confusion or unintended reliance that the Fund's loan portfolio might replicate those of the prior programs managed by PCF. Given the rapidly changing dynamics of the lending industry during the prior performance period and the expectation that such changes will continue during the offering period, the macro-disclosures of prior performance contained in the prospectus seem much more appropriate and material to investors than the micro-disclosures requirements of Guide 5. What is important is PCF's proven ability to raise capital and to then originate loans. In that regard, PCF has been in the mortgage lending business for over 30 years, during which time PCF has raised over $550,000,000 in private equity from approximately 2000 investors, which has been used to make loans originated and serviced by PCF. Less important, if at all in a constantly changing environment, is the minutia relating to the types of loans and their specific loan characteristics.

Therefore, the Fund and PCF respectfully submit that the current discloses set forth in the prospectus relating to the investment objectives of the Fund, when read together with the current prior performance disclosures, will provide investors with all material information necessary to make an informed investment decision with respect to the units being offered. Given the substantial time and expense that PCF has committed to the offering on the behalf of the Fund and its prospective investors, it is hoped that the undue hardship that would be encountered in complying with Guide 5 can be avoided under the circumstances set forth above and in light of the current disclosures contained in the prospectus.

      5. Supplementally we advise you that the repurchases of units should be not treated as tender offers under Rule 13e-4 and Regulation 14E of the Exchange Act for substantially the same reasons stated in T REIT Inc. (Letter dated June 4, 2001) and Hines Real Estate Investment Trust, Inc. (Letter dated June 4,
2004). As was the case with those issuers, the Fund's repurchases of units shares the following facts, among others: unitholders of the Fund must have held the units for at least two (2) years prior to requesting that any of their units be repurchased by the Fund; there will be no trading market for the units; the price paid to unitholders will be the book value of the units determined at the time of repurchase; in any consecutive 12-month period the number of units repurchased by the will not exceed 10% of the number of units of outstanding as of the beginning of such 12-month period; and the terms of the repurchase process is fully disclosed in the Fund's prospectus.

Cover Page

      6. The Fund confirms that the final "printed" version of the cover page will be formatted to include all of the information on one page by using columnar presentations or otherwise. In addition, as requested, the 10 paragraphs following the summary risk factors from the prospectus cover have been removed.

Investor Suitability Standards

      7. As requested, the additional suitability standards have been disclosed.

      8. Supplementally we advise you that the offering has currently been qualified, subject to notification of SEC effectiveness, in the following states: California, Colorado, Florida, Illinois and Nevada.

Table of Contents

      9. As requested, the risk factor subheadings have been added.

Summary, page 1

      10. As requested, a discussion has been added to the Summary and a risk factor has been relating to the pricing mechanism for the offering.

Summary Risk Factors, page 4

      11. As requested, the statements that 10 loans will adequately diversify the portfolio have been removed.

      12. As requested, the risk factors have been revised.

      Compensation to our Manager and its Affiliates, page 7

      13. As requested, the language has been revised to indicate a targeted loan spread.

      Operating agreement, page 11

      14. As requested the statement regarding conflicts between the prospectus and the Operating Agreement has been removed.

      Escrow Procedures, page 11

      15. As requested, the non-interest bearing language has been added.

      To Purchase Units, page 12

      16. Supplementally, the Fund confirms that a prospectus will proceed or accompany the subscription agreement.

      17. As requested, the disclosure has been revised to state that investors will not be given loan documents to review before or after their investment.

Risk Factors, page 12

      You may face a delay before distributions begin, page 15

      18. The last sentence of this risk factor has been deleted.

      We may not have sufficient capital to meet our staged funding commitments, page 18

      19. As requested, the second paragraph and the related bullets have been deleted.

Conflict of Interest Risks, page 19

      20. As requested, the headings of these risks have been revised.

Investment Objectives and Policies, page 25

      Borrowing, page 29

      21. As requested, the additional disclosure has been added.

Management, page 36

      Prior Experience of our Manager, page 38

      22. All of the prior performance discussion relates solely to the four programs sponsored by PCF and they all involve PCF's activities as a mortgage broker originating loans. Each and every loan in the prior performance discussion reflects loans originated by PCF which have been funded by private party investors who either purchase an undivided interest in the loan itself (a fractional note), or who purchase a certificate or shares in one of PCF's three
(3) pooled programs. All of the loans are serviced by PCF. None of the prior performance loans were brokered to outside institutional lenders.

      23. Please see comment response 4, above.

      24. As requested, the additional disclosure has been added.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 48

      25. As requested, the additional disclosure has been added.

      26. As requested, the additional disclosure has been added.

Summary of Operating Agreement, Rights of Members and Description of Units, page 53

      Redemption of Units, page 59

      27. As requested, this section has been revised.

Federal Income Tax Consequences, page 59

      28. A draft of the tax opinion was submitted as Exhibit C to comment response 127 of Amendment No. 1 to the Registration Statement. A revised draft of the opinion is included herewith as Exhibit B in response to comments 35-37 below, and the final opinion will be filed by pre-effective amendment as Exhibit
5.2 to the Registration Statement.

Legal Matters, page 52

      29. As requested, the disclosure has been revised.

Financial Statements

      General

      30. The Fund will continue to monitor the updating requirements of Rule 3-12 of Regulation S-X.

Note 1 Summary of Significant Accounting Policies

Investments in trust deed notes receivable, page F-8

      31. PCF recognizes that there will be times when the amount of the current portion of the trust deeds receivable in the collateral pool and other trust deeds receivable (due with in 12 months) is less than the amount of the current portion of program certificates payable (due with in 12 months). Management has the ability to cope with this situation by:

      1.    Maintaining a sufficient cash balance to meet monthly maturities;

      2. Maintaining an open line of credit with its financial institution far in excess of its monthly working capital needs;

      3. Ability to assign at face value (or cost basis) existing receivables in the collateral pool to many other lenders that may be either private individuals or other mortgage pools;

      4.    Using cash flow from normal business operations;  and

      5. Issuing new certificates.

      Due to the above sources of funds, PCF believes it has the ability to meet existing and future maturities, and therefore is able to carry the trust deeds at amortized cost and will never have to transfer a trust deed at a discounted cost due because of this reason. Therefore, PCF's primary intent is to hold loans in the collateral pool and other trust deeds until maturity. Also, please note that at all times the total trust deeds receivable in the collateral pool are greater than or equal too the total program certificates payable.

      32. SFAS 115 applies to PCF's loan receivable classified as collateral in the balance sheet because the term "debt security" is defined in part in Appendix C: Glossary, as follows:

            "Debt Security

      Any security representing a creditor relationship with an enterprise. It also includes (a) preferred stock that by its terms either must be redeemed by the issuing enterprise or is redeemable at the option of the investor and (b) collateralized mortgage obligation (CMO) (or other instrument) that is issued in equity form but is required to be accounted for as a nonequity instrument regardless of how that instrument is classified (that is, whether equity or debt) in the issuer's statement of financial position. However, it excludes option contracts, financial futures contract, forward contracts and lease contracts. Thus, the term debt security includes, among other items, U.S. Treasury securities, U.S. government agency securities, municipal securities, corporate bonds, convertible debt, commercial paper, all securitized debt instruments [emphasize added], such as CMO's and real estate mortgage investment conduits (REMIC's), and interest only and principal only strips."

The loans receivable classified as collateral in the balance sheet falls under the definition of "securitized debt instruments" because loans issued are secured by trust deeds.

Commission Income, page F-10; Loan Origination Costs, page F-11

      33. PCF's primary business is the brokering of loans to outside lenders and borrowers. They conduct this business under a Broker License issued by the Commissioner of the California Department of Real Estate. Their primary source of income is from broker fees (commission) related to the brokering of the loan, and the related services associated with the process. The income is not a form of lender fees or points that are commonly associated with institutional or commercial lenders. Therefore, we respectfully suggest that the current method of accounting is more appropriate for the type of business operations of this company.

Exhibits

Legal Opinion

      34. The opinion has been revised to refer only to those proceedings contemplated in the Registration Statement. A revised draft of the opinion is attached hereto as Exhibit A.

Tax Opinion

      35. As requested, the opinion has been revised as set forth in Exhibit B, attached hereto.

      36. As requested, the opinion has been revised as set forth in Exhibit B, attached hereto.

      37. As requested, the opinion has been revised as set forth in Exhibit B, attached hereto.

      If you have any questions or comments regarding the subject matter of this letter of the enclosures delivered herewith, please do not hesitate to contact the undersigned. We look forward to your prompt response and we thank you in advance for you assistance with regard to this matter.

                                       Sincerely,

                                       CORPORATE LAW SOLUTIONS

                                       By
                                          --------------------------------------
                                          Gregory W. Preston, Esq.
                                          Managing Director

cc:  Michael McTiernan, Esq.

                        Exhibit A: Form of Legal Opinion

                        Exhibit 5.1

                             Corporate Law Solutions
                         A Professional Law Corporation
[LOGO] CLS
                               Gregory W. Preston,
                                      Esq.
                                Managing Director

 2112 Business Center Dr., 2nd Floor                  Direct Dial: 949.252.9252
 Irvine, California 92612-7135                        Facsimile: 949.757.0667

                          Email: gpreston@corp-law.com

                                                                __________, 2005

Point Center Mortgage Fund I, LLC
c/o Point Center Financial, Inc.
30900 Rancho Viejo Road
Suite 100
San Juan Capistrano, CA  92675

      Re: Registration Statement on Form S-11, Registration No. 333-118871
          ----------------------------------------------------------------

Gentlemen and Ladies:

      This firm has acted as legal counsel to Point Center Mortgage Fund I, LLC, a Delaware limited liability company (the "Company"), in connection with the review of the Company's Registration Statement on Form S-11 (Registration No. 333-118871) and the various amendments thereto (collectively, the "Registration Statement") which has been filed with the Securities and Exchange Commission (the "Commission") pursuant to the Securities Act of 1933, as amended (the "Act") for the purpose of registering $500,000,000 worth of units of limited liability company interest in the Company (the "Units").

      In connection with the Registration Statement, this firm has examined the proceedings taken and proposed to be taken by the Company in connection with the sale and issuance of the Units. For purposes of this opinion, we have assumed that such proceedings will be timely and properly completed, in the manner contemplated by the Registration Statement,.

      It is the opinion of this firm that, upon conclusion of the proceedings being taken or contemplated to be taken, prior to the issuance of the Units in order to permit such issuance to be carried out in accordance with federal securities laws and the securities laws of the various states where required, the Units, when sold in the manner described in the Registration Statement, will be legally issued, fully paid and nonassessable.

      This opinion is effective up to and including the date of this opinion, and this firm expressly declines any undertaking to advise you of any matters arising subsequent to the date hereof which would cause us to amend any portion of the foregoing in whole or in part. This opinion is limited to the matters expressly set forth herein, and no opinion is implied or may be inferred beyond the matters expressly stated herein.

         We hereby consent to the use of this opinion as an exhibit to the Registration Statement and further consent the use of this firm's name wherever appearing in the Registration Statement, including the prospectus constituting a part thereof under the caption "Legal Matters."

                                       Sincerely,

                                       CORPORATE LAW SOLUTIONS

                                       By
                                          --------------------------------------
                                          Gregory W. Preston, Esq.
                                          Managing Director

EXHIBIT B: Tax Opinion                                                 Exhibit 8

May ___, 2005

Point Center Mortgage Fund I, LLC
30900 Rancho Viejo Road, Suite 100
San Juan Capistrano, CA 92675

Ladies and Gentlemen:

This opinion is being delivered to you in connection with the preparation and filing with the Securities and Exchange Commission of a Form S-11 Registration Statement (the "Registration Statement") relating to the sale of interests in Point Center Mortgage Fund I, LLC (the "Fund"). Except as otherwise provided, capitalized terms referred to herein have the meanings set forth in the Agreement.

We have acted as special tax counsel to the Fund in connection with the sale of the interests in the Fund. For the purpose of rendering this opinion, we have examined and are relying upon the truth and accuracy, at all relevant times, of the statements, covenants, representations and warranties contained in the following documents (including all schedules and exhibits thereto):

1.    The Registration Statement; and

2. A representation certificate provided to us by Point Center Financial, Inc. relating to certain factual matters.

In connection with rendering this opinion, we have assumed that:

A. Original documents submitted to us (including signatures) are authentic and documents submitted to us as copies conform to the original documents; and

B. The sale of the interests will be consummated in accordance with the description set forth in the Registration Statement.

Based on our examination of the foregoing items and subject to the assumptions, exceptions, limitations and qualifications set forth herein, we are of the opinion that the statements regarding United States federal income tax consequences set forth in the Registration Statement under the heading "Federal Income Tax Consequences" insofar as they constitute statements of law or legal conclusions, are correct in all material respects. We also confirm our opinion, as expressed in the Registration Statement, that the Fund will be classified as a partnership for federal income tax purposes. We express no opinion as to any federal, state or local, foreign or other tax consequences or as to any other matters related to the Fund or the sale of interests in the Fund, other than as set forth in this letter and in the Registration Statement under the heading "Federal Income Tax Consequences."

In addition to the assumptions and representations described above, this opinion is subject to the exceptions, limitations and qualifications set forth below.

(1) This opinion represents and is based upon our best judgment regarding the application of federal income tax laws arising under the Internal Revenue Code of 1986, as amended, existing judicial decisions, administrative regulations and published rulings and procedures. Our opinion is not binding upon the Internal Revenue Service or the courts, and there is no assurance that the Internal Revenue Service will not successfully assert a contrary position. Furthermore, no assurance can be given that future legislative, judicial or administrative changes, on either a prospective or retroactive basis, will not adversely affect the accuracy of the conclusions stated herein. Nevertheless, we undertake no responsibility to advise you of any new developments in the application or interpretation of the federal income tax laws.

(2) No opinion is expressed if any of the statements, covenants, representations and warranties upon which we have relied, as described herein, are not true and accurate at all relevant times. In the event any one of such statements, covenants, representations or warranties upon which we have relied to issue this opinion is incorrect, our opinion might be adversely affected and may not be relied upon.

This opinion is rendered to you solely in connection with the filing of the Registration Statement. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement. We also consent to the references to our firm wherever appearing in the Registration Statement with respect to the discussion of the federal income tax consequences. In giving such consents, we do not admit that we are "experts," within the meaning of the term used in the Act or the rules and regulations of the Securities and Exchange Commission issued thereunder, with respect to any part of the Registration Statement, including this opinion as an exhibit or otherwise.

Very truly yours,


ORRICK, HERRINGTON & SUTCLIFFE LLP